UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2020

SmartStop Self Storage REIT, Inc.

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation)	000-55617 (Commission File Number)	46-1722812 (IRS Employer Identification No.)

10 Terrace Road, Ladera Ranch, California 92694

(Address of principal executive offices, including zip code)

(877) 327-3485

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter). Emerging growth company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.Entry into a Material Definitive Agreement.

On November 10, 2020, SmartStop Self Storage REIT, Inc., a Maryland corporation (the “Company”), Strategic Storage Trust IV, Inc., a Maryland corporation (“SST IV”), and SST IV Merger Sub, LLC, a Maryland limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides that the Company will acquire SST IV by way of a merger of SST IV with and into Merger Sub, with Merger Sub being the surviving entity (the “Merger”). The Merger is expected to close during the first half of 2021. At the effective time of the Merger (the “Merger Effective Time”), SST IV shall cease to exist as a separate entity in accordance with the applicable provisions of the Maryland General Corporation Law. The special committee of the board of directors of the Company, the board of directors of the Company, the special committee of the board of directors of SST IV, and the board of directors of SST IV have unanimously approved the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement. In addition, the special committee of the board of directors of SST IV and the board of directors of SST IV have approved an amendment to SST IV’s First Articles of Amendment and Restatement to remove the limitations on “roll-up transactions” (the “Charter Amendment”), which is necessary to consummate the Merger.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Merger Effective Time, each share of SST IV’s Class A Common Stock, $0.001 par value per share (“Class A Common Stock”), Class T Common Stock, $0.001 par value per share (“Class T Common Stock”), and Class W Common Stock, $0.001 par value per share (collectively with the Class A Common Stock and the Class T Common Stock, the “SST IV Common Stock”), issued and outstanding immediately prior to the Merger Effective Time (other than shares owned by the Company, any subsidiary of the Company, or any subsidiary of SST IV) will be converted into the right to receive 2.1875 shares of the Company’s Class A Common Stock, $0.001 par value per share (the “SmartStop Common Stock”), subject to the treatment of fractional shares in accordance with the Merger Agreement (the “Merger Consideration”). Immediately prior to the Merger Effective Time, each restricted share of SST IV Common Stock granted under SST IV’s Employee and Director Long-Term Incentive Plan will become fully vested and non-forfeitable, and, at the Merger Effective Time, will be converted into the right to receive the Merger Consideration.

Assuming all of the conditions of the Merger are satisfied and the Merger is consummated in accordance with the terms in the Merger Agreement, the Company will acquire all of the real estate owned by SST IV, consisting of (i) 24 self storage facilities located in 9 states comprising approximately 18,000 self storage units and approximately 2.0 million net rentable square feet, and (ii) SST IV’s 50% equity interest in five unconsolidated real estate ventures located in the Greater Toronto Area of Ontario, Canada (the “JV Properties”). The unconsolidated real estate ventures consist of one operating self storage property and four parcels of land being developed into self storage facilities, with subsidiaries of SmartCentres Real Estate Investment Trust, an unaffiliated third party (“SmartCentres”), owning the other 50% of such entities.

As of September 30, 2020, SST IV’s wholly-owned self storage portfolio was comprised of the following:

Property	Approx. Units(1)	Approx. Sq. Ft. (net)(2)	% of Total Rentable Sq. Ft.	Physical Occupancy %(3)
Jensen Beach - FL	600	67,000	3.3%	93%
Texas City - TX	480	60,000	2.9%	91%
Riverside - CA	470	57,500	2.8%	97%
Las Vegas I - NV	580	55,000	2.7%	92%
Puyallup - WA	830	98,000	4.8%	91%
Las Vegas II - NV	640	76,500	3.7%	96%
Naples - FL	700	77,900	3.8%	91%
The Woodlands I - TX	560	61,900	3.0%	94%
Katy - TX	570	59,200	2.9%	91%
Humble - TX	670	116,100	5.7%	93%
The Woodlands II - TX	610	83,700	4.1%	89%
College Station - TX	600	71,900	3.5%	92%
Cypress - TX	580	90,100	4.4%	95%
Houston - TX	540	63,000	3.1%	95%
Plant City - FL	960	190,000	9.3%	94%
Newark - NJ	1,900	158,000	7.7%	96%
Redmond - WA	350	48,000	2.4%	94%
Ocoee - FL	770	78,200	3.8%	83%(4)
Ardrey Kell - NC	1,100	97,800	4.8%	89%(5)
University City - NC	810	78,700	3.9%	87%(6)
Charlottesville - VA	830	71,000	3.5%	92%(7)
Surprise - AZ	720	79,000	3.9%	80%(8)
Escondido - CA	1,150	96,500	4.7%	52%(9)
Punta Gorda - FL	800	106,000	5.3%	67%(10)
	17,820	2,041,000	100%	89%(3)

(1)	Includes all rentable units, consisting of storage units and parking units (approximately 690 units).
(2)	Includes all rentable square feet consisting of storage units and parking units (approximately 250,000 square feet).
(3)

Represents the occupied square feet divided by total rentable square feet as of September 30, 2020. As of September 30, 2020, the following properties were not physically stabilized:  Ocoee, Surprise, Escondido and Punta Gorda.  Excluding these properties, SST IV’s total physical occupancy was approximately 93%.

(4)	The Ocoee property, a lease-up property, was acquired by SST IV in November 2019 with initial occupancy of approximately 37%.
(5)	The Ardrey Kell property, a lease-up property, was acquired by SST IV in November 2019 with initial occupancy of approximately 65%.
(6)	The University City property, a lease-up property, was acquired by SST IV in November 2019 with initial occupancy of approximately 74%.
(7)	The Charlottesville property, a lease-up property, was acquired by SST IV in November 2019 with initial occupancy of approximately 72%.
(8)	The Surprise property was acquired by SST IV at certificate of occupancy in December 2019 with initial occupancy of 0%.
(9)	The Escondido property was acquired by SST IV at certificate of occupancy in January 2020 with initial occupancy of 0%.
(10)	The Punta Gorda property, a lease-up property, was acquired by SST IV in June 2020 with initial occupancy of approximately 46%.

As of September 30, 2020, the JV Properties consisted of the following:

Property	Estimated Completion Date	Estimated Units at Completion	Estimated Rentable Sq. Ft. at Completion (net)	Physical Occupancy %
East York, ON	June 16, 2020	1,000	100,000	15%(1)
Brampton, ON	Fourth Quarter 2020	1,030	133,000	N/A
Vaughan, ON	First Quarter 2021	880	119,000	N/A
Oshawa, ON	Second Half 2021	900	119,000	N/A
Scarborough, ON	Second Half 2021	880	90,000	N/A
		4,690	561,000	15%

(1)	The East York property obtained certificate of occupancy and commenced operations on June 16, 2020 with initial occupancy of 0%.

Additionally, the Company will obtain SST IV’s rights to acquire: (i) a property that will be developed into a self storage facility in San Gabriel, California, and (ii) a tract of land located in Brampton, Ontario in the Greater Toronto Area of Ontario, Canada (the “Kingspoint Land”) that will be developed into a self storage facility pursuant to a joint venture with SmartCentres.

The Merger Agreement contains customary representations, warranties, and covenants, including covenants relating to the conduct of the respective businesses of the Company and SST IV during the period between the execution of the Merger Agreement and the earlier of the completion of the Merger or the termination of the Merger Agreement in accordance with its terms. The closing of the Merger (the “Closing”) is subject to and conditioned on the approval of the Merger and the Charter Amendment by the affirmative vote of the holders of not less than a majority of all outstanding shares of SST IV Common Stock (the “Stockholder Approvals”). Pursuant to the terms of the Merger Agreement, the Closing is also subject to other customary conditions, including the delivery of certain documents and legal opinions, the accuracy of the representations and warranties of the parties (subject to the materiality standards contained in the Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by the Company to register the shares of the SmartStop Common Stock to be issued as Merger Consideration, and the absence of a “SmartStop Material Adverse Effect” or “SST IV Material Adverse Effect” (as each term is defined in the Merger Agreement). The Company’s obligation to consummate the Merger is not subject to a financing condition. The Closing is not subject to the approval of the Company’s stockholders.

The Merger Agreement prohibits SST IV and its subsidiaries and representatives from soliciting, providing information, or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The Merger Agreement also provides that at any time prior to receipt of the Stockholder Approvals, SST IV and its representatives may, in certain circumstances, make an “Adverse Recommendation Change” (as that term is defined in the Merger Agreement) and terminate the Merger Agreement, subject to complying with certain conditions set forth in the Merger Agreement.

The Merger Agreement contains the following termination rights: (i) by mutual written consent of the Company and SST IV; (ii) by either the Company or SST IV, if the Closing has not occurred by August 6, 2021; (iii) by either the Company or SST IV, if a governmental authority issues an order, decree, ruling, or other action that permanently enjoins or prohibits the transactions under the Merger Agreement; (iv) by either the Company or SST IV, if the Stockholder Approvals are not obtained; (v) by either the Company or SST IV, if the other party breaches any representation or covenant that causes a condition to the Closing to not be satisfied; (vi) by SST IV, if SST IV enters into an acquisition agreement with a third party relating to a superior proposal at any time before the Stockholder Approvals are obtained; or (vii) by the Company, if at any time before the Stockholder Approvals are obtained, any of the following occurs: (a) the board of directors of SST IV makes an Adverse Recommendation Change; (b) a tender or exchange offer for shares of SST IV Common Stock commences and the board of directors of SST IV fails to recommend against acceptance of the offer and to publicly reaffirm the recommendation for the Merger; or (c) SST

IV materially violates its non-solicitation obligations with respect to acquisition proposals as set forth in the Merger Agreement.

In connection with the termination of the Merger Agreement and SST IV’s entry into an alternative transaction with respect to a superior proposal, as well as under other specified circumstances, SST IV will be required to pay to the Company a termination fee of $7.2 million. In addition, the Merger Agreement provides for customary expense reimbursement under specified circumstances set forth in the Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Merger Agreement has been included as an exhibit hereto solely to provide the Company’s investors and security holders with information regarding its terms. It is not intended to be a source of financial, business, or operational information about the Company, SST IV, or their respective subsidiaries or affiliates. The representations, warranties, and covenants contained in the Merger Agreement: (i) are made only for purposes of the Merger Agreement and are made as of specific dates; (ii) are solely for the benefit of the parties; (iii) may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties rather than establishing matters as facts; and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. The Company’s and SST IV’s investors and security holders should not rely on the representations, warranties, and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, SST IV, or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Item 7.01.Regulation FD Disclosure.

On November 10, 2020, the Company and SST IV issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

Pursuant to the rules and regulations of the SEC, the information in this Item 7.01 disclosure, including Exhibit 99.1 and the information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Such information shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 8.01.Other Events.

Concurrently with the entry into the Merger Agreement, (i) SST IV, the operating partnership of SST IV (“SST IV Operating Partnership”), and SST IV’s external investment advisor, an indirect subsidiary of the Company (“SST IV Advisor”), entered into a termination agreement, pursuant to which, among other things, the Advisory Agreement, dated as of March 3, 2017, by and among SST IV, SST IV Operating Partnership, and SST IV Advisor (the “Advisory Agreement”) will terminate immediately prior to the Merger Effective Time without any payment to SST IV Advisor, and (ii) SST IV, SST IV Operating Partnership, and SmartStop Storage Advisors, LLC, a subsidiary of the Company (“SSA”), entered into a Redemption of Special Limited Partner Interest Agreement, pursuant to which the special limited partner interest in SST IV Operating Partnership held by SSA will be redeemed by SST IV Operating Partnership immediately prior to the Merger Effective Time, without any distribution or other payment to SSA.

Item 9.01. Financial Statements and Exhibits.

(d)Exhibits

2.1*	Agreement and Plan of Merger, dated as of November 10, 2020, by and among SmartStop Self Storage REIT, Inc., Strategic Storage Trust IV, Inc., and SST IV Merger Sub, LLC
99.1	Joint Press Release dated, as of November 10, 2020

*Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed Merger, the Company intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of SST IV and will also constitute a prospectus of the Company. SST IV intends to mail or otherwise provide to its stockholders the proxy statement/prospectus and other relevant materials, and hold a meeting of its stockholders to obtain the requisite stockholder approval of the Merger and the Charter Amendment. BEFORE MAKING ANY VOTING DECISION, SST IV’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents that the Company and SST IV file with the SEC (when available) from the SEC’s website at www.sec.gov, the Company’s website at https://strategicreit.com/site/sst2, and SST IV’s website at https://strategicreit.com/site/sst4. In addition, the proxy statement/prospectus and other documents filed by the Company and SST IV with the SEC (when available) may be obtained from the Company free of charge by directing a request to the following address: SmartStop Self Storage REIT, Inc., Attention: Nicholas M. Look, 10 Terrace Road, Ladera Ranch, California 92694, or by calling (877) 327-3485.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed Merger.

Participants in Solicitation Relating to the Merger

The Company and SST IV and their respective directors and executive officers, as well as SST IV Advisor, may be deemed, under SEC rules, to be participants in the solicitation of proxies from SST IV’s stockholders with respect to the proposed Merger. Security holders can obtain information regarding the names, affiliations and interests of such persons in the Company’s proxy statement filed with the SEC on April 24, 2020, and SST IV’s proxy statement filed with the SEC on April 9, 2020. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available.

Forward-Looking Statements

Statements about the expected timing, completion and effects of the Merger and the other transactions contemplated by the Merger Agreement and all other statements in this report and the exhibits furnished or filed herewith, other than historical facts, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results to differ materially from such forward-looking statements. The Company may not be able to complete the proposed transaction on the terms described above or other acceptable terms or at all because of a number of factors, including without limitation, the following: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (ii) the failure to obtain the Stockholder Approvals or the failure to satisfy the other closing conditions to the Mergers; (iii) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the transaction; and (iv) the effect of the announcement of the Merger on the ability of the parties to retain and hire key personnel, maintain relationships with their customers and suppliers, and maintain their operating results and business generally.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Company’s views as of the date on which such statements were made.

The Company anticipates that subsequent events and developments may cause its views to change. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of the Company are described in the risk factors included in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, copies of which are available on the SEC’s website, www.sec.gov. The Company expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences.

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SMARTSTOP SELF STORAGE REIT, Inc.
Date: November 10, 2020	By:	/s/ James R. Barry
James R. Barry
Chief Financial Officer and Treasurer